UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number 0-26634

         (Check One) / / Form 10-K
                     / / Form 11-K
                     / / Form 20-F
                     /X/ Form 10-Q
                     / / Form N-SAR

         For Period Ended March 31, 2000

          / / Transition Report on Form 10-K
          / / Transition Report on Form 20-F
          / / Transition Report on Form 11-K
          / / Transition Report on Form 10-Q
          / / Transition Report on form N-SAR

         For the transition period ended_________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

                               LECROY CORPORATION
                             Full Name of Registrant

                            Former Name if Applicable


         700 Chestnut Ridge Road
         Address of Principal Executive Office (Street and Number)

         Chestnut Ridge, NY 10977
         City, State and Zip Code

                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K and Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant's quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date. The reason for the delay is that the Company is waiting for certain information from a third party.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       Raymond F. Kunzmann               (914)               425-2000
       ---------------------             -----------         ------------------
       (Name)                            (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

                                                              /X/ Yes    / / No

(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              / / Yes    /X/ No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               LECROY CORPORATION
                ------------------------------------------------
                (Name of Registrant as Specified in the Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 11, 2000                         By:      /s/ Raymond F. Kunzmann
                                                     -----------------------
                                                     Raymond F. Kunzmann
                                                     Vice President - Finance,
                                                     Chief Financial Officer